United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

June, 2016

Vale S.A.

Avenida das Américas, No. 700
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

June 30, 2016

IFRS in US$

Vale S.A. Interim Financial Statements

KPMG Auditores Independentes	Central Tel 55 (21) 3515-9400
Av. Almirante Barroso, 52 - 4º	Fax	55 (21) 3515-9000
20031-000 - Rio de Janeiro, RJ - Brasil	Internet	www.kpmg.com.br
Caixa Postal 2888
20001-970 - Rio de Janeiro, RJ - Brasil

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of

Vale S.A.

Rio de Janeiro - RJ

We have reviewed the accompanying condensed consolidated balance sheet of Vale S.A. (“the Company”) and its subsidiaries as of June 30, 2016 and the related condensed consolidated statements of income, comprehensive income and cash flows for the three and six months periods ended June 30, 2016 and 2015 and the condensed consolidated statements of changes in equity for the six-month periods ended on June 30, 2016 and 2015. These condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

Based on our review, we are not aware of any material modification that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Vale S.A. and its subsidiaries as of December 31, 2015 and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the year then ended, and in our report dated February 24, 2016, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in th accompanying condensed consolidated balance sheet as of December 31, 2015, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG Auditores Independentes

Rio de Janeiro, Brazil

July 26, 2016

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Condensed Consolidated Income Statement

In millions of United States dollars, except as otherwise stated

			Three-months period ended June 30		Six-months period ended June 30
	Notes		2016	2015	2016	2015

Net operating revenue	3	(c)	6,626	6,965	12,345	13,205
Cost of goods sold and services rendered	21	(a)	(4,795)	(5,186)	(9,044)	(10,354)
Gross profit			1,831	1,779	3,301	2,851

Operating (expenses) income
Selling and administrative expenses	21	(b)	(140)	(159)	(259)	(354)
Research and evaluation expenses			(78)	(118)	(138)	(237)
Pre operating and operational stoppage			(114)	(259)	(216)	(523)
Other operating income (expenses), net	21	(c)	(160)	(203)	(195)	(157)
			(492)	(739)	(808)	(1,271)
Results on measurement or sale of non-current assets	5 and 6		(66)	(55)	(66)	138
Operating income			1,273	985	2,427	1,718

Financial income	22		3,923	1,471	7,206	3,819
Financial expenses	22		(1,832)	(939)	(3,690)	(7,797)
Equity results in associates and joint ventures	10		190	218	346	(53)
Others results in associates and joint ventures	4 and 6		(1,113)	79	(1,113)	97
Net income (loss) before income taxes			2,441	1,814	5,176	(2,216)

Income taxes	15
Current tax			(413)	(67)	(758)	(137)
Deferred tax			(907)	(118)	(1,517)	812
			(1,320)	(185)	(2,275)	675
Net income (loss)			1,121	1,629	2,901	(1,541)
Income (loss) attributable to noncontrolling interests			15	(46)	19	(98)
Net income (loss) attributable to Vale’s stockholders			1,106	1,675	2,882	(1,443)

Earnings per share attributable to Vale’s stockholders:
Basic and diluted earnings per share:	20	(b)
Preferred share (US$)			0.21	0.33	0.56	(0.28)
Common share (US$)			0.21	0.33	0.56	(0.28)

The accompanying notes are an integral part of these interim financial statements.

See report of independent registered public accounting firm.

Condensed Consolidated Statement of Comprehensive Income

In millions of United States dollars

	Three-months period ended June 30		Six-months period ended June 30
	2016	2015	2016	2015
Net income (loss)	1,121	1,629	2,901	(1,541)
Other comprehensive income (loss):
Items that will not be reclassified subsequently to the income statement
Cumulative translation adjustments	3,861	1,591	7,107	(7,903)

Retirement benefit obligations
Gross balance for the period	(183)	94	(268)	(7)
Effect of taxes	55	(27)	82	23
	(128)	67	(186)	16
Total items that will not be reclassified subsequently to the income statement	3,733	1,658	6,921	(7,887)

Items that may be reclassified subsequently to the income statement
Cumulative translation adjustments
Gross balance for the period	(2,077)	(880)	(3,678)	3,713
Effect of taxes	7	—	(141)	—
Transfer of realized results to net income, net of taxes	(75)	—	(75)	—
	(2,145)	(880)	(3,894)	3,713

Cash flow hedge
Gross balance for the period	—	281	6	541
Effect of taxes	—	(3)	(1)	(3)
Equity results in associates and joint ventures	5	—	5	(2)
Transfer of realized results to net income, net of taxes	—	(98)	(3)	(243)
	5	180	7	293
Total of items that may be reclassified subsequently to the income statement	(2,140)	(700)	(3,887)	4,006
Total comprehensive income (loss)	2,714	2,587	5,935	(5,422)
Comprehensive income (loss) attributable to noncontrolling interests	85	(48)	153	(104)
Comprehensive income (loss) attributable to Vale’s stockholders	2,629	2,635	5,782	(5,318)

The accompanying notes are an integral part of these interim financial statements.

See report of independent registered public accounting firm.

Condensed Consolidated Cash Flow Statement

In millions of United States dollars

	Three-months period ended June 30		Six-months period ended June 30
	2016	2015	2016	2015
Cash flow from operating activities:
Net income (loss) before income taxes	2,441	1,814	5,176	(2,216)
Adjustments for:
Equity results from associates and joint ventures	(190)	(218)	(346)	53
Results on measurement or sale of non-current assets	66	55	66	(138)
Others results in associates and joint ventures	1,113	(79)	1,113	(97)
Results on disposal of property, plant and equipment and intangibles	30	(15)	39	(230)
Depreciation, amortization and depletion	927	988	1,777	2,023
Financial results, net	(2,091)	(532)	(3,516)	3,978
Changes in assets and liabilities:
Accounts receivable	108	(474)	(908)	343
Inventories	78	(89)	16	100
Suppliers and contractors	364	214	(19)	(173)
Payroll and related charges	45	(10)	45	(577)
Other taxes assets and liabilities, net	(4)	(379)	(51)	(206)
Deferred revenue - Gold stream	—	—	—	532
Other assets and liabilities, net	228	305	419	236
Cash provided from operations	3,115	1,580	3,811	3,628
Interest on loans and borrowings paid	(362)	(305)	(822)	(776)
Derivatives received (paid), net (note 19)	(353)	(102)	(863)	(759)
Interest on participative stockholders’ debentures paid	(37)	—	(37)	(39)
Income taxes	(113)	(74)	(259)	(318)
Income taxes - Settlement program	(100)	(103)	(188)	(209)
Net cash provided by operating activities	2,150	996	1,642	1,527

Cash flow from investing activities:
Financial investments redeemed (invested)	(112)	107	(23)	252
Loans and advances granted	—	(13)	(3)	(18)
Guarantees and deposits granted	(14)	(22)	(52)	(48)
Additions to investments	(136)	(36)	(226)	(46)
Acquisition of subsidiary, net of cash acquired	—	—	5	(90)
Additions to property, plant and equipment and intangible (note 3(b))	(1,232)	(2,111)	(2,598)	(4,311)
Dividends and interest on capital received from associates and joint ventures	117	185	118	212
Proceeds from disposal of assets and investments	12	454	24	561
Proceeds from gold stream transaction	—	—	—	368
Net cash used in investing activities	(1,365)	(1,436)	(2,755)	(3,120)

Cash flow from financing activities:
Loans and borrowings (i)
Additions	1,433	1,542	4,633	2,884
Repayments	(1,808)	(585)	(2,966)	(886)
Transactions with stockholders:
Dividends and interest on capital paid to Vale’s stockholders	—	(1,000)	—	(1,000)
Dividends and interest on capital paid to noncontrolling interest	(71)	(9)	(75)	(12)
Transactions with noncontrolling stockholders	—	(40)	(17)	(40)
Net cash provided by (used in) financing activities	(446)	(92)	1,575	946

Increase (decrease) in cash and cash equivalents	339	(532)	462	(647)
Cash and cash equivalents in the beginning of the period	3,782	3,684	3,591	3,974
Effect of exchange rate changes on cash and cash equivalents	47	6	115	(169)
Cash and cash equivalents at end of the period	4,168	3,158	4,168	3,158

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	213	177	390	373

(i) Includes transactions with related parties: Bradesco, Banco do Brasil and Banco Nacional do Desenvolvimento Econômico e Social - BNDES.

The accompanying notes are an integral part of these interim financial statements.

See report of independent registered public accounting firm.

Condensed Consolidated Balance Sheet

In millions of United States dollars

	Notes		June 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	7		4,168	3,591
Financial investments			138	28
Derivative financial instruments	19		136	121
Accounts receivable	8		2,452	1,476
Inventories	9		3,866	3,528
Recoverable income taxes			299	900
Recoverable taxes			1,781	1,404
Related parties	24		68	70
Others			708	311
			13,616	11,429

Assets held for sale	5		4,658	4,044
			18,274	15,473
Non-current assets
Derivative financial instruments	19		497	93
Loans			179	188
Recoverable income taxes			513	471
Recoverable taxes			619	501
Deferred income taxes	15	(a)	7,289	7,904
Judicial deposits	14	(c)	1,090	882
Related parties	24		3	1
Others			671	613
			10,861	10,653
Investments in associates and joint ventures	10		3,963	2,940
Intangibles	11		6,913	5,324
Property, plant and equipment	12		60,959	54,102
			82,696	73,019
Total assets			100,970	88,492

Liabilities
Current liabilities
Suppliers and contractors			3,891	3,365
Payroll and related charges			493	375
Derivative financial instruments	19		1,010	2,076
Loans and borrowings	13		3,153	2,506
Related parties	24		600	475
Income taxes - Settlement program	15	(c)	442	345
Taxes payable			262	250
Provision for income taxes			120	241
Employee postretirement obligations	16		77	68
Asset retirement obligations			81	89
Liabilities related to associates and joint ventures			289	—
Others			1,048	648
			11,466	10,438

Liabilities associated with assets held for sale	5		80	107
			11,546	10,545
Non-current liabilities
Derivative financial instruments	19		1,201	1,429
Loans and borrowings	13		28,661	26,347
Related parties	24		144	213
Employee postretirement obligations	16		2,150	1,750
Provisions for litigation	14	(a)	924	822
Income taxes - Settlement program	15	(c)	5,013	4,085
Deferred income taxes	15	(a)	1,739	1,670
Asset retirement obligations			2,759	2,385
Participative stockholders’ debentures			617	342
Deferred revenue - Gold stream			1,666	1,749
Liabilities related to associates and joint ventures			874	—
Others			2,193	1,451
			47,941	42,243
Total liabilities			59,487	52,788
Stockholders’ equity
Equity attributable to Vale’s stockholders	20		39,371	33,589
Equity attributable to noncontrolling interests			2,112	2,115
Total stockholders’ equity			41,483	35,704
Total liabilities and stockholders’ equity			100,970	88,492

The accompanying notes are an integral part of these interim financial statements.

See report of independent registered public accounting firm.

Condensed Consolidated Statement of Changes in Equity

In millions of United States dollars

	Share capital	Results on conversion of shares	Results from operation with noncontrolling interest	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholder’s equity
Balance at December 31, 2015	61,614	(152)	(702)	985	(1,477)	(992)	(25,687)	—	33,589	2,115	35,704
Net income	—	—	—	—	—	—	—	2,882	2,882	19	2,901
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	(186)	—	—	(186)	—	(186)
Cash flow hedge	—	—	—	—	—	7	—	—	7	—	7
Translation adjustments	—	—	—	213	—	(97)	2,762	201	3,079	134	3,213
Transactions with stockholders:
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	(172)	(172)
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	16	16
Balance at June 30, 2016	61,614	(152)	(702)	1,198	(1,477)	(1,268)	(22,925)	3,083	39,371	2,112	41,483

	Share capital	Results on conversion of shares	Results from operation with noncontrolling interest	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings (loss)	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholder’s equity
Balance at December 31, 2014	61,614	(152)	(449)	19,985	(1,477)	(1,713)	(22,686)	—	55,122	1,199	56,321
Loss	—	—	—	—	—	—	—	(1,443)	(1,443)	(98)	(1,541)
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	16	—	—	16	—	16
Cash flow hedge	—	—	—	—	—	293	—	—	293	—	293
Translation adjustments	—	—	—	(2,875)	—	88	(1,424)	27	(4,184)	(6)	(4,190)
Transactions with stockholders:
Dividends and interest on capital of Vale’s stockholders	—	—	—	(1,000)	—	—	—	—	(1,000)	—	(1,000)
Dividends of noncontrolling interest	—	—	—	—	—	—	—	—	—	(5)	(5)
Acquisitions and disposal of participation of noncontrolling interest	—	—	(4)	—	—	—	—	—	(4)	(35)	(39)
Capitalization of noncontrolling interest advances	—	—	—	—	—	—	—	—	—	16	16
Balance at June 30, 2015	61,614	(152)	(453)	16,110	(1,477)	(1,316)	(24,110)	(1,416)	48,800	1,071	49,871

The accompanying notes are an integral part of these interim financial statements.

See report of independent registered public accounting firm.

Selected Notes to the Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

1.             Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered at 700, Avenida das Américas, Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo - BM&F BOVESPA (Vale3 and Vale5), New York - NYSE (VALE and VALE.P) and Paris - NYSE Euronext (Vale3 and Vale5).

Vale and its direct and indirect subsidiaries (“Vale”, “Group” or “Company”) are producers of iron ore and iron ore pellets, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production of several products. The Group also produces copper, metallurgical and thermal coal, potash, phosphates and other fertilizer nutrients, manganese ore, ferroalloys, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 3.

2.             Basis for preparation of the interim financial statements

a)   Statement of compliance

The condensed consolidated interim financial statements of the Company (“interim financial statements”) present the accounts of the Group, and have been prepared in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”).

b)   Basis of presentation

The interim financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of financial instruments measured at fair value through income statement or available-for-sale financial instruments measured at fair value through the statement of comprehensive income; and (ii) impairment of assets.

The accounting practices, accounting estimates and judgments, risk management and measurement methods are the same as those adopted when preparing the financial statements for the year ended December 31, 2015. These interim financial statements were prepared to update users about relevant information presented in the period and should be read in conjunction with the financial statements for the year ended December 31, 2015.

The interim financial statements of the Group and its associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”). In the case of the Parent Company the functional currency is the Brazilian real (“BRL” or “R$”). For presentation purposes, these interim financial statements are presented in United States dollar (“USD” or “US$”) as the Company believes that this is how international investors analyze the financial statements.

The exchange rates used by the Group for major currencies to translate its operations are as follows:

			Average rate for the
	Closing rate		Three-months period ended		Six-months period ended
	June 30, 2016	December 31, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Brazilian Reais (“R$”)	3.2098	3.9048	3.5076	3.0729	3.7017	2.9715
Canadian dollar (“CAD”)	2.4670	2.8171	2.7217	2.4999	2.7809	2.4060
Australian dollar (“AUD”)	2.3855	2.8532	2.6153	2.3913	2.7142	2.3228
Euro (“EUR” or “€”)	3.5414	4.2504	3.9624	3.4011	4.1288	3.3111

Subsequent events were evaluated through July 27, 2016, which is the date the interim financial statements were approved by the Board of Directors.

c)   Accounting standards issued but not yet effective

The standards and interpretations issued by IASB relevant to the Company but not yet effective are the same as those disclosed in the notes to the financial statements for the year ended December 31, 2015.

3.         Information by business segment

a)   Operating income and adjusted EBITDA

Adjusted EBITDA is used by management to support the decision making process for segments. The definition of adjusted EBITDA for the Company is the operating income or loss adjusted by: excluding (i) the depreciation, depletion and amortization, (ii) results on measurement or sales of non-current assets, (iii) impairment, (iv) onerous contracts and (v) adding of dividends received from associates and joint ventures.

	Three-months period ended June 30, 2016
	Income statement						Adjusted by
	Net operating revenue	Cost of goods sold and services rendered	Selling, administrative and other operating expenses, net	Research and evaluation expenses	Pre operating and operational stoppage	Operating income (loss)	Depreciation, depletion and amortization	Results on measurement or sale of non- current assets	Dividends received from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	3,508	(1,902)	(235)	(16)	(39)	1,316	274	66	—	1,656
Pellets	868	(539)	(22)	(4)	(12)	291	86	—	60	437
Ferroalloys and manganese	61	(58)	2	—	(4)	1	5	—	—	6
Other ferrous products and services	104	(79)	(3)	—	(1)	21	16	—	—	37
	4,541	(2,578)	(258)	(20)	(56)	1,629	381	66	60	2,136

Coal	145	(250)	(8)	(3)	(9)	(125)	15	—	—	(110)

Base metals
Nickel and other products	1,050	(1,128)	(9)	(21)	(44)	(152)	378	—	—	226
Copper	397	(296)	(10)	(1)	—	90	60	—	—	150
	1,447	(1,424)	(19)	(22)	(44)	(62)	438	—	—	376
Fertilizers
Potash	22	(30)	(1)	(1)	(3)	(13)	7	—	—	(6)
Phosphates	363	(403)	(25)	(4)	(2)	(71)	76	—	—	5
Nitrogen	60	(49)	(4)	(1)	—	6	5	—	—	11
Other fertilizers products	19	—	—	—	—	19	—	—	3	22
	464	(482)	(30)	(6)	(5)	(59)	88	—	3	32

Others	29	(61)	(51)	(27)	—	(110)	5	—	54	(51)

Total	6,626	(4,795)	(366)	(78)	(114)	1,273	927	66	117	2,383

	Three-months period ended June 30, 2015
	Statement of income						Adjusted by
	Net operating revenue	Cost of goods sold and services rendered	Selling, administrative and other operating expenses, net	Research and evaluation expenses	Pre operating and operational stoppage	Operating income (loss)	Depreciation, depletion and amortization	Results on measurement or sale of non- current assets	Dividends received from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	3,391	(2,207)	(272)	(36)	(25)	851	293	55	—	1,199
Pellets	972	(655)	(1)	(1)	(10)	305	88	—	177	570
Ferroalloys and manganese	53	(55)		—	(6)	(8)	5	—	—	(3)
Other ferrous products and services	136	(117)	(3)	(1)	(1)	14	23	—	8	45
	4,552	(3,034)	(276)	(38)	(42)	1,162	409	55	185	1,811

Coal	146	(233)	(45)	(6)	(12)	(150)	48	—	—	(102)

Base metals
Nickel and other products	1,240	(1,167)	(29)	(23)	(183)	(162)	398	—	—	236
Copper	408	(274)	(14)	(2)	—	118	52	—	—	170
	1,648	(1,441)	(43)	(25)	(183)	(44)	450	—	—	406
Fertilizers
Potash	31	(28)	7	(13)	(4)	(7)	7	—	—	—
Phosphates	445	(358)	(5)	(7)	(17)	58	65	—	—	123
Nitrogen	78	(56)	—	—	(1)	21	5	—	—	26
Other fertilizers products	14	—	—	—	—	14	—	—	—	14
	568	(442)	2	(20)	(22)	86	77	—	—	163

Others	51	(36)	(55)	(29)	—	(69)	4	—	—	(65)

Total	6,965	(5,186)	(417)	(118)	(259)	985	988	55	185	2,213

	Six-months period ended June 30, 2016
	Statement of income							Adjusted by
	Net operating revenue	Cost of goods sold and services rendered	Selling, administrative and other operating expenses, net	Research and evaluation expenses	Pre operating and operational stoppage	Depreciation and other results	Operating income (loss)	Depreciation, depletion and amortization	Results on measurement or sale of non- current assets	Dividends received from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	6,425	(3,431)	(407)	(27)	(76)	—	2,484	515	66	—	3,065
Pellets	1,621	(1,051)	(42)	(4)	(17)	—	507	166	—	60	733
Ferroalloys and manganese	108	(110)	4	—	(8)	—	(6)	13	—	—	7
Other ferrous products and services	191	(155)	1	—	(2)	—	35	34	—	—	69
	8,345	(4,747)	(444)	(31)	(103)	—	3,020	728	66	60	3,874

Coal	299	(575)	50	(5)	(10)	—	(241)	38	—	—	(203)

Base metals
Nickel and other products	2,050	(2,240)	(30)	(36)	(94)	—	(350)	742	—	—	392
Copper	750	(530)	(8)	(2)	—	—	210	103	—	—	313
	2,800	(2,770)	(38)	(38)	(94)	—	(140)	845	—	—	705
Fertilizers
Potash	45	(54)	3	(3)	(7)	—	(16)	13	—	—	(3)
Phosphates	653	(692)	(39)	(7)	(2)	—	(87)	132	—	—	45
Nitrogen	118	(96)	(6)	(1)	—	—	15	10	—	—	25
Other fertilizers products	32	—	—	—	—	—	32	—	—	3	35
	848	(842)	(42)	(11)	(9)	—	(56)	155	—	3	102

Others	53	(110)	(46)	(53)	—	—	(156)	11	—	55	(90)

Total	12,345	(9,044)	(520)	(138)	(216)	—	2,427	1,777	66	118	4,388

	Six-months period ended June 30, 2015
	Statement of income						Adjusted by
	Net operating revenue	Cost of goods sold and services rendered	Selling, administrative and other operating expenses, net	Research and evaluation expenses	Pre operating and operational stoppage	Operating income (loss)	Depreciation, depletion and amortization	Results on measurement or sale of non- current assets	Dividends received from associates and joint ventures	Adjusted EBITDA
Ferrous minerals
Iron ore	6,107	(4,430)	(472)	(69)	(55)	1,081	652	55	—	1,788
Pellets	1,937	(1,327)	2	(2)	(19)	591	173	—	203	967
Ferroalloys and manganese	123	(106)	(1)	—	(13)	3	11	—	—	14
Other ferrous products and services	253	(236)	4	(2)	(1)	18	43	—	8	69
	8,420	(6,099)	(467)	(73)	(88)	1,693	879	55	211	2,838

Coal	291	(442)	(115)	(11)	(24)	(301)	71	—	—	(230)

Base metals
Nickel and other products	2,575	(2,360)	(84)	(50)	(370)	(289)	820	—	—	531
Copper	783	(546)	(10)	(3)	(1)	223	100	—	—	323
Other base metals products	—	—	230	—	—	230	—	—	—	230
	3,358	(2,906)	136	(53)	(371)	164	920	—	—	1,084
Fertilizers
Potash	61	(54)	5	(23)	(8)	(19)	13	—	—	(6)
Phosphates	802	(670)	(21)	(13)	(30)	68	120	—	—	188
Nitrogen	157	(117)	(3)	(1)	(2)	34	11	—	—	45
Other fertilizers products	26	—	—	—	—	26	—	—	—	26
	1,046	(841)	(19)	(37)	(40)	109	144	—	—	253

Others	90	(66)	92	(63)	—	53	9	(193)	1	(130)

Total	13,205	(10,354)	(373)	(237)	(523)	1,718	2,023	(138)	212	3,815

b)   Assets by segment

	As at June 30, 2016				Three-months period ended June 30, 2016	Six-months period ended June 30, 2016
	Trade receivables	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (i)	Additions to property, plant and equipment and intangible (i)

Ferrous minerals	1,582	1,134	1,790	34,078	766	1,683
Coal	62	31	291	1,968	157	290
Base metals	660	1,199	16	24,946	233	502
Fertilizers	100	379	90	4,543	68	107
Others	48	3	1,776	2,337	8	16
Total	2,452	2,746	3,963	67,872	1,232	2,598

(i) Includes only cash effect.

	Year ended December 31, 2015				Three-months period ended June 30, 2015	Six-months period ended June 30, 2015
	Trade receivables	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (i)	Additions to property, plant and equipment and intangible (i)

Ferrous minerals	873	1,036	1,479	28,202	1,283	2,759
Coal	44	53	306	1,812	392	746
Base metals	428	1,166	17	23,522	365	653
Fertilizers	94	295	75	3,866	50	106
Others	37	3	1,063	2,024	21	47
Total	1,476	2,553	2,940	59,426	2,111	4,311

(i) Includes only cash effect.

c)   Revenues by geographic area

	Three-months period ended June 30, 2016
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total

Americas, except United States and Brazil	74	11	280	7	—	372
United States of America	53	—	177	—	—	230
Europe	593	22	495	27	—	1,137
Middle East/Africa/Oceania	287	22	4	3	—	316
Japan	300	31	74	—	—	405
China	2,581	6	113	—	—	2,700
Asia, except Japan and China	229	53	262	19	—	563
Brazil	424	—	42	408	29	903
Net operating revenue	4,541	145	1,447	464	29	6,626

	Three-months period ended June 30, 2015
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total

Americas, except United States and Brazil	102	4	332	18	—	456
United States of America	5	—	229	—	7	241
Europe	632	38	573	34	—	1,277
Middle East/Africa/Oceania	283	33	17	—	—	333
Japan	358	10	49	—	—	417
China	2,392	12	180	—	—	2,584
Asia, except Japan and China	330	43	218	26	—	617
Brazil	450	6	50	490	44	1,040
Net operating revenue	4,552	146	1,648	568	51	6,965

	Six-months period ended June 30, 2016
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total

Americas, except United States and Brazil	165	14	558	17	—	754
United States of America	87	—	348	—	4	439
Europe	1,078	29	918	48	—	2,073
Middle East/Africa/Oceania	451	41	13	3	—	508
Japan	554	65	126	—	—	745
China	4,853	31	270	—	—	5,154
Asia, except Japan and China	385	119	507	39	—	1,050
Brazil	772	—	60	741	49	1,622
Net operating revenue	8,345	299	2,800	848	53	12,345

	Six-months period ended June 30, 2015
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total

Americas, except United States and Brazil	197	4	637	33	—	871
United States of America	15	—	468	—	15	498
Europe	1,281	51	1,010	62	—	2,404
Middle East/Africa/Oceania	578	67	56	3	—	704
Japan	766	39	194	—	—	999
China	4,026	12	322	—	—	4,360
Asia, except Japan and China	639	102	494	37	—	1,272
Brazil	918	16	177	911	75	2,097
Net operating revenue	8,420	291	3,358	1,046	90	13,205

4.             Relevant event – Dam failure at Samarco

a) Historical events

On November 5, 2015, Samarco experienced the failure of an iron ore tailings dam (Fundão) in the state of Minas Gerais - Brazil which caused impacts on communities and environment, including the Rio Doce river.

Following the dam failure, the Brazilian mining authority (DNPM) and the Minas Gerais State Environmental Secretary (SEMAD), ordered the suspension of Samarco’s operations.

Samarco and its shareholders, Vale S.A. and BHP Billiton Brasil Ltda. (“BHPB”), entered into an Agreement in connection with the R$20.2 billion (US$6.3 billion) lawsuit (“Agreement”) on March 2, 2016 with the federal government, the two Brazilian states affected by the failure (Espírito Santo and Minas Gerais) and other governmental authorities in order to establish the necessary programs for remediation and compensation of the areas and communities affected by Samarco’s dam failures.

The term of the Agreement is 15 years, renewable for successive one-year periods until all the obligations under the Agreement have been fulfilled.

Under the Agreement, Samarco, Vale S.A. and BHPB agreed to establish a foundation to develop and implement social and economic remediation and compensation, to be funded by Samarco as follows: R$2.0 billion (US$623) in 2016, R$1.2 billion (US$374) in 2017 and R$1.2 billion (US$374) in 2018. Amounts that Samarco already spent on remediation and compensation will be considered within its funding obligations. From 2019 to 2021, Samarco agreed to provide funding based on the amounts needed to implement the projects approved for the relevant year, subject to an annual minimum of R$800 (US$249) and an annual maximum of R$1.6 billion (US$498). From 2022 onwards, Samarco will provide the necessary funding in order to complete remaining remediation and compensation programs approved for each relevant year. The foundation will allocate an annual amount of R$240 (US$75) over 15 years to the implementation of compensation programs, and these annual amounts are included in the annual contributions described above for the first six years. Through the end of 2018, the foundation will also set aside R$500 (US$156) for basic sanitation programs in the affected areas.

To the extent that Samarco does not meet its funding obligations in the foundation, each of Vale S.A. and BHPB will provide, under the terms of the Agreement, funds to the Foundation in proportion to its 50% equity interest in Samarco.

b) New facts occurred in the second quarter of 2016

According the analyses prepared by independent experts engaged by Samarco, the amount to comply with the obligations under the Agreement to remediate and compensate the impacts of the dam failure, was estimated at R$11,121 (US$3,465), of which R$656 (US$204) has already been disbursed by Samarco until June 30, 2016. The Company’s proportional estimated share of the remaining balance discounted at a free-risk rate, amounts R$3,733 (US$1,163) at June 30, 2016.

Samarco is currently unable to resume its mining and processing operations. Samarco´s original estimate was to resume its operations in the last quarter of 2016. That estimate was based on studies of technical solutions available, combined with the progress of the repair works on the remaining dam structures after the incident and the formal scope defined under the Agreement to remediate and compensate the communities impacted by the incident.

However, in view of the current stage of the necessary procedures to resume operations and the uncertainties related to the licensing approval by the governmental authorities, Samarco cannot make a reliable estimate of how and when its operations will resume.

Accordingly, the Company recognized a provision of R$3,733 (US$1,163) as a liability on the interim financial statements as of June 30, 2016, which represents  its best estimate of the obligation under the  Agreement reflected in the income statement as “Other results in associates and joint ventures”

At each reporting period, the Company will reassess the key assumptions used by Samarco in the preparation of the projected future estimated cash flows, as well as the assumptions for defining the scope and assessing the respective provision, in order to timely reflect in the financial statements any changes in judgment used by management and/or any occurrence of new facts and circumstances.

c) Contingencies related to Samarco dam failure

On May 5, 2016, the Agreement was ratified by the Federal Regional Court (TRF), 1st Region signed in March 2, 2016. In July, 2016 the Superior Court of Justice (STJ) in Brazil issued an interim order, suspending the decision of the Federal Regional Court (TRF), 1st Region, which ratified the Agreement. With this interim order, the public civil claim with the amount of R$20.2 billion (US$6.3 billion) indicated by plaintiffs, filed by the Brazilian Authorities, was reinstated.

Only the judicial decision that ratified the Agreement was suspended and, therefore, the Agreement between the parties remains valid, and the parties will continue fulfilling their obligations under the Agreement

Vale S.A. and certain of its officers have been named as defendants in putative securities class action suits in Federal Court in New York brought by holders of Vale’s American Depositary Receipts under U.S. federal securities laws. The lawsuits allege that Vale S.A. made false and misleading statements or omitted to make disclosures concerning the risks and dangers of the operations of Samarco’s Fundão dam and the adequacy of related programs and procedures. The plaintiffs have not specified an amount of alleged damages in these actions. Vale S.A. intends to vigorously mount a full defense against the allegations. The litigation is at a very early stage. On March 7, 2016, the judge overseeing the putative securities class actions issued an order consolidating these actions and designating lead plaintiffs and counsel. On April 29, 2016, lead plaintiffs filed a Consolidated Amended Complaint that will serve as the operative complaint in the litigation. In July 2016, Vale S.A. and the individual defendants filed a motion to dismiss the Amended Complaint.

On May 3, 2016, the Federal Prosecution Office (MPF) filed a public civil action against Samarco and its shareholders and presented several demands, including: (i) the adoption of measures for mitigating the social, economic and environmental impacts resulting from the Fundão dam failure and other emergency measures; (ii) the payment of compensation to the community; and (iii) payments for the collective moral damage. The initial action value claimed by the Federal Prosecution Office (MPF) is R$155 billion (US$48 billion).

In addition, Samarco and its shareholders were named as a defendant in several other lawsuits brought by individuals, corporations and governmental entities seeking damages for material or personnel damages.

All lawsuits and petitions are at very early stages, thus it not possible to determine a range of outcomes and/or reliable estimates of the potential exposure at this time. No contingent liability was quantified and no provision was recognized.

d) Other subjects

On June 28, 2016, the Foundation was established by Samarco and its shareholders, with a commencement date estimated to occur on August 1, 2016.

Vale S.A. intends to make short-term facilities of up to US$100 to Samarco to support its operations, without undertaking an obligation to Samarco. Funds will be released on an as-needed basis and will be subject to achieving certain milestones. Likewise, BHPB will make available a similar short-term facility.

5.                            Assets held for sale

	June 30, 2016			December 31, 2015
	Shipping assets	Nacala	Total	Nacala

Assets held for sale
Accounts receivable	—	2	2	3
Other current assets	—	56	56	134
Property, plant and equipment and Intangible, net	497	4,103	4,600	3,907
Total assets	497	4,161	4,658	4,044

Liabilities associated with assets held for sale
Suppliers and contractors	—	64	64	93
Other current liabilities	—	16	16	14
Total liabilities	—	80	80	107
Net assets held for sale	497	4,081	4,578	3,937

a) Shipping assets

In June 2016, Vale approved a plan to dispose its fleet of ships. As a consequence, the referred assets were reclassified to non-current assets held for sale and a loss of US$58 was recorded in the income statement as “Results on measurement or sale of non-current assets”.

b)        Coal - Nacala logistic corridor (“Nacala”)

In December 2014, the Company signed an agreement with Mitsui & Co., Ltd. (“Mitsui”) to sell 50% of its stake of 70% in the Nacala corridor. Nacala is a combination of railroad and port concessions under construction located in Mozambique and Malawi. After completion of the transaction, Vale will share control of Nacala with Mitsui and therefore will not consolidate the assets, liabilities and results of those entities. The assets and liabilities were classified as assets held for sale with no impact in the income statement. As at June 2016, completion of the transaction remains dependent upon certain conditions. The Company remains committed to its plan to sell its 50% interest.

6.                            Acquisitions and divestitures

2016

Shipping assets — In June 2016, the Company concluded the sale of three vessels VLOC’s of 400,000 tons for the consortium led by ICBC International (ICBC). The Company will receive US$269 upon delivery of the vessels, which is expected to happen by August, 2016. A loss of US$8 was recognized in the income statement as “Results on measurement or sales of non-current assets”.

Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd (“CSA”) — In April 2016, the Company sold 100% of its interest at CSA (26.87%) for a symbolic amount. The transaction resulted in US$75 loss on recycling the “Cumulative translation adjustments” recognized in the income statement as “Others results in associates and joint ventures”.

Minas da Serra Geral S.A. (“MSG”) — In March 2016, the Company completed the purchase option on additional 50% participation at MSG which was owned by JFE Steel Corporation (“JFE”) in the amount of US$17. Vale now holds 100% of MSG’s total stockholder’s equity.

2015

Energy generation assets - In December 2013, the Company signed agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”) to incorporate two joint ventures, Aliança Norte Participações S.A. and Aliança Geração de Energia S.A and exchange of assets and shares. The transaction was completed in the first quarter of 2015, in which Vale received cash proceeds of US$97 and recognized a gain of US$18 as “Result on sale or disposal of investments in associates and joint ventures” and a gain of US$193 as “Results on measurement or sales of non-current assets”.

Shandong Yankuang International Coking Co., Ltd. (“Yankuang”) - In the second quarter of 2015, the Company concluded the sale of its participation in Yankuang, a producer of coke, methanol and other products. In this  transaction, Vale recognized a gain of US$79 as “others results in associates and joint ventures”.

Shipping assets - In the second quarter of 2015, the Company and China Ocean Shipping Company (“Cosco”), completed the sale of four very large ore carriers. The Company recognized a loss of US$55 as “Results on measurement or sale of non-current assets”.

7.                            Cash and cash equivalents

	June 30, 2016	December 31, 2015

Cash and bank deposits	2,581	2,018
Short-term investments	1,587	1,573
	4,168	3,591

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, part in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”) and part denominated in US$, mainly time deposits.

8.                            Accounts receivable

	June 30, 2016	December 31, 2015

Trade receivables	2,515	1,534
Provision for doubtful debts	(63)	(58)
	2,452	1,476

Trade receivables related to the steel sector - %	76.52%	75.32%

	Three-months period ended June 30		Six-months period ended June 30
	2016	2015	2016	2015
Provision for doubtful debts recorded in the income statement	(5)	(1)	(7)	(1)
Trade receivables write-offs recorded in the income statement	3	—	4	(7)

Trade receivables by segments are presented in note 3(b). No individual customer represents over 10% of receivables or revenues.

9.                            Inventories

	June 30, 2016	December 31, 2015

Product inventory	3,084	3,071
Impairment of product inventory	(338)	(518)
	2,746	2,553

Consumable inventory	1,120	975
Total	3,866	3,528

Product inventories by segments are presented in note 3(b).

10.          Investments in associates and joint ventures

Changes in investments in associates and joint ventures are as follows:

	2016	2015
Balance at March 31,	3,397	3,812
Additions (i)	136	8
Disposals (ii)	—	79
Translation adjustment	327	110
Equity results in income statement	190	218
Dividends declared	(87)	(56)
Others	—	37
Balance at June 30,	3,963	4,208

(i) Refers to capital contribution of US$124 to  CSP - Companhia Siderúrgica do Pecém and US$12 to Aliança Geração de Energia, with no change in the company’s interest in associates equity.

(ii) Refers to Shandong Yankuang International Coking Co., Ltd.

	2016	2015
Balance at January 1st,	2,940	4,133
Acquisitions (i)	—	579
Additions (ii)	219	18
Disposals (iii)	—	79
Translation adjustment	586	(495)
Equity results in income statement	346	(53)
Dividends declared	(116)	(83)
Others	(12)	30
Balance at June 30,	3,963	4,208

(i) Refers to Aliança Geração transaction, see note 6.

(ii) Refers to capital contribution of US$187 to  CSP - Companhia Siderúrgica do Pecém and US$32 to Aliança Geração de Energia, with no change in the company’s interest in associates equity.

(iii) Refers to Shandong Yankuang International Coking Co., Ltd.

The Company indirectly holds a 4.6 % interest in Norte Energia S.A. (through Aliança Norte Energia Participações S.A.), and the Company’s investment and equity results as of June 30, 2016, are respectively US$133 and US$(3). The independent auditor’s opinion on the Norte Energia financial statements for the year ended December 31, 2015, was qualified due to an investigation related to possible breaches of law and regulation that had not been completed when the mentioned the opinion was issued. Vale believes that the auditor’s qualification has no quantitative or qualitative impact on its interim financial information as of June 30, 2016.

11.       Intangibles

Changes in intangibles are as follows:

	Goodwill (i)	Concessions (ii)	Right of use (ii)	Software (ii)	Total
Balance at March 31, 2016	3,095	2,354	149	420	6,018
Additions	—	444	—	4	448
Disposals	—	(5)	—	—	(5)
Amortization	—	(42)	—	(40)	(82)
Translation adjustment	124	295	(9)	47	457
Transfers	—	77	—	—	77
Balance at June 30, 2016	3,219	3,123	140	431	6,913
Cost	3,219	4,230	222	1,580	9,251
Accumulated amortization	—	(1,107)	(82)	(1,149)	(2,338)
	3,219	3,123	140	431	6,913

	Goodwill (i)	Concessions (ii)	Right of use (ii)	Software (ii)	Total
Balance at March 31, 2015	3,394	1,892	257	483	6,026
Additions	—	236	—	17	253
Disposals	—	(4)	—	—	(4)
Amortization	—	(40)	(11)	(42)	(93)
Translation adjustment	70	62	8	18	158
Balance at June 30, 2015	3,464	2,146	254	476	6,340
Cost	3,464	3,248	517	1,247	8,476
Accumulated amortization	—	(1,102)	(263)	(771)	(2,136)
	3,464	2,146	254	476	6,340

	Goodwill (i)	Concessions (ii)	Right of use (ii)	Software (ii)	Total
Balance at December 31, 2015	2,956	1,814	207	347	5,324
Additions	—	808	1	5	814
Disposals	—	(5)	—	—	(5)
Amortization	—	(73)	(1)	(77)	(151)
Translation adjustment	263	502	—	82	847
Transfers	—	77	(67)	74	84
Balance at June 30, 2016	3,219	3,123	140	431	6,913
Cost	3,219	4,230	222	1,580	9,251
Accumulated amortization	—	(1,107)	(82)	(1,149)	(2,338)
	3,219	3,123	140	431	6,913

	Goodwill (i)	Concessions (ii)	Right of use (ii)	Software (ii)	Total
Balance at December 31, 2014	3,760	2,213	297	550	6,820
Additions	—	358	—	91	449
Disposals	—	(17)	—	—	(17)
Amortization	—	(82)	(22)	(86)	(190)
Translation adjustment	(335)	(326)	(21)	(79)	(761)
Acquisition of subsidiary	39	—	—	—	39
Balance at June 30, 2015	3,464	2,146	254	476	6,340
Cost	3,464	3,248	517	1,247	8,476
Accumulated amortization	—	(1,102)	(263)	(771)	(2,136)
	3,464	2,146	254	476	6,340

(i) Indefinite useful life.

(ii) Finite useful life.

12.          Property, plant and equipment

Changes in property, plant and equipment are as follows:

	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at March 31, 2016	821	9,841	8,712	7,684	10,938	7,645	12,284	57,925
Additions (i)	—	—	—	—	—	—	1,096	1,096
Disposals	—	—	—	(2)	—	(335)	(20)	(357)
Depreciation and amortization	—	(115)	(149)	(236)	(228)	(169)	—	(897)
Transfers to non-current assets held for sale	—	—	—	—	—	(497)	—	(497)
Translation adjustment	64	255	570	341	321	465	1,733	3,749
Assets retirement obligations	—	—	—	—	17	—	—	17
Transfers	6	339	99	196	118	(261)	(574)	(77)
Balance at June 30, 2016	891	10,320	9,232	7,983	11,166	6,848	14,519	60,959
Cost	891	16,082	15,013	14,050	18,876	10,450	14,519	89,881
Accumulated depreciation	—	(5,762)	(5,781)	(6,067)	(7,710)	(3,602)	—	(28,922)
	891	10,320	9,232	7,983	11,166	6,848	14,519	60,959

	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at March 31, 2015	923	11,342	9,820	8,966	12,675	9,981	16,001	69,708
Additions (i)	—	—	—	—	—	—	1,710	1,710
Disposals	—	—	(6)	(15)	—	(512)	—	(533)
Depreciation and amortization	—	(142)	(186)	(268)	(243)	(181)	—	(1,020)
Translation adjustment	24	94	198	66	268	173	589	1,412
Transfers	52	770	261	630	443	869	(3,025)	—
Balance at June 30, 2015	999	12,064	10,087	9,379	13,143	10,330	15,275	71,277
Cost	999	14,663	15,135	14,461	19,091	14,549	15,275	94,173
Accumulated depreciation	—	(2,599)	(5,048)	(5,082)	(5,948)	(4,219)	—	(22,896)
	999	12,064	10,087	9,379	13,143	10,330	15,275	71,277

	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2015	766	9,101	8,292	7,307	10,304	7,206	11,126	54,102
Additions (i)	—	—	—	—	—	—	1,895	1,895
Disposals	—	(1)	(1)	(13)	(3)	(343)	(21)	(382)
Depreciation and amortization	—	(229)	(289)	(450)	(405)	(310)	—	(1,683)
Transfers to non-current assets held for sale	—	—	—	—	—	(497)	—	(497)
Translation adjustment	122	882	1,083	713	1,003	1,024	2,726	7,553
Assets retirement obligations	—	—	—	—	55	—	—	55
Transfers	3	567	147	426	212	(232)	(1,207)	(84)
Balance at June 30, 2016	891	10,320	9,232	7,983	11,166	6,848	14,519	60,959
Cost	891	16,082	15,013	14,050	18,876	10,450	14,519	89,881
Accumulated depreciation	—	(5,762)	(5,781)	(6,067)	(7,710)	(3,602)	—	(28,922)
	891	10,320	9,232	7,983	11,166	6,848	14,519	60,959

	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance at December 31, 2014	1,069	11,654	10,813	9,287	14,929	10,954	19,416	78,122
Additions (i)	—	—	—	—	—	—	3,807	3,807
Disposals	—	(5)	(7)	(20)	(151)	(518)	(2)	(703)
Depreciation and amortization	—	(277)	(394)	(576)	(460)	(379)	—	(2,086)
Translation adjustment	(132)	(1,529)	(1,360)	(869)	(1,161)	(1,112)	(1,820)	(7,983)
Transfers	62	2,221	1,035	1,556	(14)	1,266	(6,126)	—
Acquisition of subsidiary	—	—	—	1	—	119	—	120
Balance at June 30, 2015	999	12,064	10,087	9,379	13,143	10,330	15,275	71,277
Cost	999	14,663	15,135	14,461	19,091	14,549	15,275	94,173
Accumulated depreciation	—	(2,599)	(5,048)	(5,082)	(5,948)	(4,219)	—	(22,896)
	999	12,064	10,087	9,379	13,143	10,330	15,275	71,277

(i) Includes capitalized borrowing costs, see cash flow.

There are no material changes to the net book value of consolidated property, plant and equipment pledged to secure judicial claims and loans and borrowings (note 13(d)) compared to those disclosed in the financial statements as at December 31, 2015.

13.          Loans and borrowings

a)   Total debt

	Current liabilities		Non-current liabilities
	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
Debt contracts in the international markets
Floating rates in:
US$	234	241	6,956	5,174
Fixed rates in:
US$	1,612	1,191	12,496	12,923
EUR	—	—	1,655	1,633
Other currencies	14	14	172	169
Accrued charges	285	326	—	—
	2,145	1,772	21,279	19,899
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	305	212	5,678	4,709
Basket of currencies and US$ indexed to LIBOR	319	290	1,281	1,342
Fixed rates in:
R$	77	63	288	268
Accrued charges	307	169	135	129
	1,008	734	7,382	6,448
	3,153	2,506	28,661	26,347

The future flows of debt payments (principal and interest) per nature of funding are as follows:

	Bank loans (i)	Capital markets (i)	Development agencies (i)	Debt principal (i)	Estimated future payments of interest (ii)
2016	35	—	424	459	1,628
2017	972	1,212	977	3,161	1,690
2018	2,153	827	1,054	4,034	1,524
2019	716	1,000	1,231	2,947	1,308
2020	3,436	1,343	830	5,609	1,158
2021	303	1,343	893	2,539	948
Between 2022 and 2025	1,260	3,332	1,017	5,609	2,380
2026 onwards	85	6,491	153	6,729	5,809
	8,960	15,548	6,579	31,087	16,445

(i)   Does not include accrued charges.

(ii)  Consists of estimated future payments of interest, calculated based on interest rate curves and foreign exchange rates applicable as at June 30, 2016 and considering that all amortization payments and payments at maturity on loans and borrowings will be made on their contracted payments dates. The amount includes the estimated values of future interest payments (not yet accrued), in addition to interest already recognized in the financial statements.

At June 30, 2016, the average annual interest rates by currency are as follows:

	Average interest rate (i)	Total debt
Loans and borrowings in
US$	4.46%	23,163
R$ (ii)	11.13%	6,782
EUR (iii)	4.06%	1,683
Other currencies	4.35%	186
		31,814

(i)   In order to determine the average interest rate for debt contracts with floating rates, the Company used the last renegotiated rate at June 30, 2016.

(ii)  R$ denominated debt that bears interest at IPCA, CDI, TR or TJLP, plus spread. For a total of US$4,656, the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2.21% per year in US$.

(iii) Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4.29% per year in US$.

b)   Credit and financing lines

	Contractual	Date of	Period of the		Available amount
Type	currency	agreement	agreement	Total amount	June 30, 2016
Credit lines
Revolving credit facilities	US$	May 2015	5 years	3,000	1,200
Revolving credit facilities	US$	July 2013	5 years	2,000	1,800
Financing lines
BNDES (i)	R$	April 2008	10 years	2,274	346
BNDES - CLN 150	R$	September 2012	10 years	1,210	6
BNDES - S11D e S11D Logística	R$	May 2014	10 years	1,920	762

(i)   Memorandum of understanding signature date, however term is considered from the signature date of each contract amendment. This credit line supported or supports the Usina VIII, Onça Puma, Salobo I and II and capital expenditure of Itabira projects.

c)   Funding

During 2016, the Company drew down part of its revolving credit facilities of which US$2,000 is outstanding at June 30, 2016.

In June 2016, the Company issued through its wholly owned subsidiary Vale Overseas Limited the guaranteed notes due 2021 in the amount of US$1,250.  The notes bears 5.875% coupon per year, payable semi-annually, and were sold at a price of 100% of the principal amount. These notes will mature in June 2021.

d)   Guarantees

As at June 30, 2016 and December 31, 2015, loans and borrowings are secured by property, plant and equipment and receivables in the amount of US$477 and US$495, respectively.

The securities issued through Vale’s 100%-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

e)   Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The main covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (Earnings before Interest Taxes, Depreciation and Amortization) and interest coverage. The Company has not identified any instances of noncompliance as at June 30, 2016 and December 31, 2015.

14.          Litigation

a)   Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company’s legal consultants. Changes in provision for litigation are as follows:

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at March 31, 2016	218	103	507	23	851
Additions	18	44	58	3	123
Reversals	(9)	(19)	(30)	(2)	(60)
Payments	(33)	(26)	(44)	—	(103)
Indexation and interest	26	(1)	10	(1)	34
Translation adjustment	11	11	54	3	79
Balance at June 30, 2016	231	112	555	26	924

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at March 31, 2015	305	114	596	72	1,087
Additions	13	31	37	—	81
Reversals	(6)	(19)	(15)	—	(40)
Payments	(5)	(1)	(22)	(5)	(33)
Indexation and interest	8	2	9	1	20
Translation adjustment	7	4	20	1	32
Balance at June 30, 2015	322	131	625	69	1,147

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2015	269	79	454	20	822
Additions	21	56	105	5	187
Reversals	(18)	(23)	(48)	(4)	(93)
Payments	(95)	(44)	(68)	—	(207)
Indexation and interest	7	23	13	—	43
Translation adjustment	47	21	99	5	172
Balance at June 30, 2016	231	112	555	26	924

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2014	366	118	706	92	1,282
Additions	158	46	72	—	276
Reversals	(180)	(30)	(42)	—	(252)
Payments	(3)	(1)	(26)	(20)	(50)
Indexation and interest	17	15	16	4	52
Translation adjustment	(36)	(17)	(101)	(7)	(161)
Balance at June 30, 2015	322	131	625	69	1,147

b)   Contingent liabilities

Contingent liabilities of administrative and judicial claims, with expectation of loss classified as possible, and for which the recognition of a provision is not considered necessary by the Company, based on legal advice are as follows:

	June 30, 2016	December 31, 2015

Tax litigation	7,227	5,326
Civil litigation	1,624	1,335
Labor litigation	2,302	1,866
Environmental litigation	1,819	1,381
Total	12,972	9,908

i - Tax litigation - The most significant claims relate to pending challenges by the Brazilian federal tax authority concerning the deductibility of Brazilian social contribution payments for income tax purposes and demands by Brazilian state tax authorities for additional payments of the value-added tax on services and circulation of goods (“ICMS”) in relation to the use of ICMS credits from sales and energy transmission. The change in the period refers basically to income tax on tax  incentive , and new tax  enforcement on brazilian federal contributions (“PIS/ COFINS”), circulation of goods (“ICMS”) and CFEM (Compensação Financeira pela Exploração de Recursos Minerais).

ii - Civil litigation - Most of those claims have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims related to contractual disputes regarding inflation index.

iii - Labor litigation - Represents individual claims by employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions; and the Brazilian federal social security administration (“INSS”) regarding contributions on compensation programs based on profits.

iv - Environmental litigation - The most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

c)   Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required by law to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	June 30, 2016	December 31, 2015

Tax litigation	262	211
Civil litigation	102	102
Labor litigation	705	553
Environmental litigation	21	16
Total	1,090	882

d)   Others

In the third quarter of 2015, the Company filed an enforceable action in the amount of R$524 (US$147) referring to the final court decision in favor of the Company of the accrued interest of compulsory deposits from 1987 to 1993. Currently it is not possible to estimate the economic benefit inflow as the counterparty can appeal on the calculation. Consequently, the asset was not recognized in the financial statements.

For contingencies related to Samarco Mineração S.A., see note 4.

15.          Income taxes

a)   Deferred income tax

Changes in deferred tax are as follows:

	Assets	Liabilities	Total
Balance at March 31, 2016	7,675	1,817	5,858
Effect in income statement	(918)	(11)	(907)
Transfers between asset and liabilities	59	59	—
Translation adjustment	462	(75)	537
Other comprehensive income	11	(51)	62
Balance at June 30, 2016	7,289	1,739	5,550

	Assets	Liabilities	Total
Balance at March 31, 2015	4,374	3,099	1,275
Effect in income statement	(163)	(45)	(118)
Translation adjustment	73	(11)	84
Other comprehensive income	16	46	(30)
Balance at June 30, 2015	4,300	3,089	1,211

	Assets	Liabilities	Total
Balance at December 31, 2015	7,904	1,670	6,234
Effect in income statement	(1,572)	(55)	(1,517)
Transfers between asset and liabilities	144	144	—
Translation adjustment	942	49	893
Other comprehensive income	(129)	(69)	(60)
Balance at June 30, 2016	7,289	1,739	5,550

	Assets	Liabilities	Total
Balance at December 31, 2014	3,976	3,341	635
Effect in income statement	760	(52)	812
Translation adjustment	(442)	(197)	(245)
Other comprehensive income	17	(3)	20
Acquisition of subsidiary	(11)	—	(11)
Balance at June 30, 2015	4,300	3,089	1,211

b)   Income tax reconciliation

The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	Three-months period ended June 30		Six-months period ended June 30
	2016	2015	2016	2015
Net income (loss) before income taxes	2,441	1,814	5,176	(2,216)
Income taxes at statutory rates - 34%	(830)	(617)	(1,760)	753
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	—	166	—	356
Tax incentives	95	25	98	25
Results of overseas companies taxed by different rates which differs from the parent company rate	—	286	—	(63)
Equity results	63	74	120	(18)
Additions (reversals) of tax loss carry forward	(223)	—	(166)	—
Unrecognized tax losses of the period	(164)	—	(349)	—
Others results in associates and joint ventures	(353)	—	(353)	—
Others	92	(119)	135	(378)
Income taxes	(1,320)	(185)	(2,275)	675

c)         Income taxes - Settlement program (“REFIS”)

In 2013, the Company elected to participate in the REFIS, a federal tax settlement program, to settle most of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012.

At June 30, 2016, the balance of US$5,455 (US$442 as current and US$5,013 as non-current) is due in 148 remaining monthly installments, bearing interest at the SELIC rate.

16.          Employee postretirement obligations

Reconciliation of assets and liabilities recognized in the balance sheet

	June 30, 2016			December 31, 2015
	Overfunded pension plans	Underfunded pension plans	Others benefits	Overfunded pension plans	Underfunded pension plans	Others benefits
Balance at beginning of the period	961	—	—	1,301	—	—
Interest income	72	—	—	130	—	—
Changes in asset ceiling and onerous liability	381	—	—	(54)	—	—
Translation adjustment	281	—	—	(416)	—	—
Balance at end of the period	1,695	—	—	961	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(3,075)	(4,064)	(1,398)	(2,474)	(3,689)	(1,223)
Fair value of assets	4,770	3,235	—	3,435	3,094	—
Effect of the asset ceiling	(1,695)	—	—	(961)	—	—
Liabilities	—	(829)	(1,398)	—	(595)	(1,223)

Current liabilities	—	(20)	(57)	—	(17)	(51)
Non-current liabilities	—	(809)	(1,341)	—	(578)	(1,172)
Liabilities	—	(829)	(1,398)	—	(595)	(1,223)

17.          Financial instruments classification

	June 30, 2016			December 31, 2015
Financial assets	Loans and receivables or amortized cost	At fair value through net income	Total	Loans and receivables or amortized cost	At fair value through net income	Derivatives designated as hedge accounting	Total
Current
Cash and cash equivalents	4,168	—	4,168	3,591	—	—	3,591
Financial investments	138	—	138	28	—	—	28
Derivative financial instruments	—	136	136	—	121	—	121
Accounts receivable	2,452	—	2,452	1,476	—	—	1,476
Related parties	68	—	68	70	—	—	70
	6,826	136	6,962	5,165	121	—	5,286
Non-current
Derivative financial instruments	—	497	497	—	93	—	93
Loans	179	—	179	188	—	—	188
Related parties	3	—	3	1	—	—	1
	182	497	679	189	93	—	282
Total of financial assets	7,008	633	7,641	5,354	214	—	5,568

Financial liabilities
Current
Suppliers and contractors	3,891	—	3,891	3,365	—	—	3,365
Derivative financial instruments	—	1,010	1,010	—	2,023	53	2,076
Loans and borrowings	3,153	—	3,153	2,506	—	—	2,506
Related parties	600	—	600	475	—	—	475
	7,644	1,010	8,654	6,346	2,023	53	8,422
Non-current
Derivative financial instruments	—	1,201	1,201	—	1,429	—	1,429
Loans and borrowings	28,661	—	28,661	26,347	—	—	26,347
Related parties	144	—	144	213	—	—	213
Participative stockholders’ debentures	—	617	617	—	342	—	342
Others (i)	—	220	220	—	141	—	141
	28,805	2,038	30,843	26,560	1,912	—	28,472
Total of financial liabilities	36,449	3,048	39,497	32,906	3,935	53	36,894

(i) See note 18(a).

18.          Fair value estimate

a)   Assets and liabilities measured and recognized at fair value:

	June 30, 2016			December 31, 2015
	Level 2	Level 3	Total	Level 2	Level 3	Total
Financial assets
Derivative financial instruments	308	325	633	214	—	214
Total	308	325	633	214	—	214

Financial liabilities
Derivative financial instruments	1,968	243	2,211	3,505	—	3,505
Participative stockholders’ debentures	617	—	617	342	—	342
Others (minimum return instrument)	—	220	220	—	141	141
Total	2,585	463	3,048	3,847	141	3,988

There are no changes in the methods and techniques of evaluation of instruments above compared to disclosed in the financial statements as at December 31, 2015.

b)   Fair value of financial instruments not measured at fair value

The fair values and carrying amounts of loans (net of interest) are as follows:

Financial liabilities	Balance	Fair value	Level 1	Level 2
June 30, 2016
Debt principal	31,087	30,450	14,884	15,566

December 31, 2015
Debt principal	28,229	26,233	12,297	13,936

19.          Derivative financial instruments

a)   Derivatives effects on balance sheet

	Assets
	June 30, 2016		December 31, 2015
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	110	54	69	—
IPCA swap	7	50	2	16
Pré-dolar swap	2	30	—	—
	119	134	71	16
Commodities price risk
Nickel	15	2	50	11
Bunker oil	2	—	—	—
	17	2	50	11

Others	—	361	—	66
	—	361	—	66
Total	136	497	121	93

	Liabilities
	June 30, 2016		December 31, 2015
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	615	809	799	1,131
IPCA swap	26	71	21	101
Eurobonds swap	6	33	146	29
Euro Forward	12	—	—	—
Pre dollar swap	20	43	93	72
	679	956	1,059	1,333
Commodities price risk
Nickel	15	1	40	10
Bunker oil	316	—	924	—
	331	1	964	10

Others	—	244	—	86
	—	244	—	86
Derivatives designated as cash flow hedge accounting
Bunker oil	—	—	50	—
Foreign exchange	—	—	3	—
	—	—	53	—
Total	1,010	1,201	2,076	1,429

b)   Effects of derivatives on the income statement, cash flow and other comprehensive income

	Three-months period ended June 30
	Gain (loss) recognized in the income statement		Financial settlement inflows(outflows)		Gain(loss) recognized in other comprehensive income
	2016	2015	2016	2015	2016	2015
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	444	178	(49)	9	—	—
IPCA swap	31	24	—	3	—	—
Eurobonds swap	(20)	28	—	(13)	—	—
Euro forward	(14)	—	—	—	—	—
Pre dollar swap	42	13	(1)	(2)	—	—
	483	243	(50)	(3)	—	—
Commodities price risk
Nickel	(13)	(11)	(9)	(11)	—	—
Bunker oil	148	79	(294)	10	—	—
	135	68	(303)	(1)	—	—

Others	141	(66)	—	—	—	—

Derivatives designated as cash flow hedge accounting
Bunker oil	—	(88)	—	(88)	—	170
Foreign exchange	—	(10)	—	(10)	—	10
	—	(98)	—	(98)	—	180
Total	759	147	(353)	(102)	—	180

	Six-months period ended June 30
	Gain (loss) recognized in the income statement		Financial settlement inflows(outflows)		Gain(loss) recognized in other comprehensive income
	2016	2015	2016	2015	2016	2015
Derivatives not designated as hedge accounting
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	838	(772)	(92)	(335)	—	—
IPCA swap	73	(49)	1	7	—	—
Eurobonds swap	(6)	(123)	(142)	(13)	—	—
Euro forward	(12)	—	—	—	—	—
Pre dollar swap	76	(76)	(74)	(4)	—	—
	969	(1,020)	(307)	(345)	—	—
Commodities price risk
Nickel	(37)	(19)	(26)	(26)	—	—
Bunker oil	134	30	(476)	(145)	—	—
	97	11	(502)	(171)	—	—

Others	136	(71)	—	—	—	—

Derivatives designated as cash flow hedge accounting
Bunker oil	—	(208)	(51)	(218)	—	288
Foreign exchange	(3)	(25)	(3)	(25)	2	7
	(3)	(233)	(54)	(243)	2	295
Total	1,199	(1,313)	(863)	(759)	2	295

The Company recognized as operating income and financial results the loss of US$88 and gain of US$235 for the three-months period ended June 30, 2015, and US$208 and US$1,105 of losses for the six-month ended June 30, 2015. In 2016, all derivatives impacts were charged to financial results.

The maturity dates of the derivative financial instruments are as follows:

Last maturity dates
Currencies and interest rates	July 2023
Bunker oil	December 2016
Nickel	August 2018
Others	December 2027

Additional information about derivatives financial instruments

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach, and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

There was no cash amount deposited as margin call regarding derivative positions on June 30, 2016. The derivative positions described in this document did not have initial costs associated.

The following tables detail the derivatives positions for Vale and its controlled companies as of June 30, 2016, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

a)                           Foreign exchange and interest rates derivative positions

(i)       Protection programs for the R$ denominated debt instruments

In order to reduce cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected debt instruments.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

									Financial Settlement
	Notional						Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2016		December 31, 2015		Index	Average rate	June 30, 2016	December 31, 2015	June 30, 2016	June 30, 2016	2016	2017	2018	2019+

CDI vs. US$ fixed rate swap							(540)	(783)	61	49	(382)	15	(173)	—
Receivable	R$	5,739	R$	5,239	CDI	107.41%
Payable	US$	2,427	US$	2,288	Fix	3.47%

TJLP vs. US$ fixed rate swap							(669)	(1,015)	(153)	68	(51)	(215)	(104)	(298)
Receivable	R$	5,096	R$	5,484	TJLP +	1.33%
Payable	US$	2,251	US$	2,611	Fix	1.72%

TJLP vs. US$ floating rate swap							(51)	(63)	(1)	5	(1)	(3)	(4)	(43)
Receivable	R$	256	R$	267	TJLP +	0.92%
Payable	US$	148	US$	156	Libor +	-1.21%

R$ fixed rate vs. US$ fixed rate swap							(31)	(165)	(74)	24	(16)	(4)	11	(21)
Receivable	R$	1,128	R$	1,356	Fix	7.32%
Payable	US$	391	US$	528	Fix	-0.83%

IPCA vs. US$ fixed rate swap							(56)	(105)	1	11	—	6	4.9	(67)
Receivable	R$	1,000	R$	1,000	IPCA +	6.55%
Payable	US$	434	US$	434	Fix	3.98%

IPCA vs. CDI swap							16	2	—	0.4	(25)	(18)	(11)	70
Receivable	R$	1,350	R$	1,350	IPCA +	6.62%
Payable	US$	1,350	US$	1,350	CDI	98.58%

(ii)   Protection program for EUR denominated debt instruments

In order to reduce the cash flow volatility, swap and forward transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$. And in those forwards only the principal amount of the debt is converted from EUR to US$.

The swap and forward transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to EUR/US$ exchange rate.

									Financial Settlement
	Notional						Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2016		December 31, 2015		Index	Average rate	June 30, 2016	December 31, 2015	June 30, 2016	June 30, 2016	2016	2017	2018	2019+

EUR fixed rate vs. US$ fixed rate swap							(39)	(175)	(141)	10	—	(5)	(5)	(28)
Receivable		€500		€1,000	Fix	3.75%
Payable	US$	613	US$	1,302	Fix	4.29%

							Financial Settlement
	Notional		Bought /	Average rate	Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2016	December 31, 2015	Sold	(USD/EUR)	June 30, 2016	December 31, 2015	June 30, 2016	June 30, 2016	2016	2017
Forwards	€500	—	B	1.143	(12)	—	—	6.3	—	(12)

(iii)                            Foreign exchange hedging program for disbursements in CAD

In order to reduce the cash flow volatility, forward transactions were implemented to mitigate the foreign exchange exposure that arises from the currency mismatch between revenues denominated in US$ and disbursements denominated in CAD.

The forward transactions were negotiated over-the-counter and the protected item is part of the CAD denominated disbursements. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to CAD/US$ exchange rate. This program is classified under the hedge accounting requirements, and it was settled in this quarter.

							Financial Settlement		Fair value
	Notional		Bought /	Average rate	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	June 30, 2016	December 31, 2015	Sold	(CAD / USD)	June 30, 2016	December 31, 2015	June 30, 2016	June 30, 2016	2016

Forwards	—	CAD 10	B	1.028	—	(2)	—	—	—

b)                           Commodities derivative positions

(i)       Bunker Oil purchase cash flows protection program

In order to reduce the impact of bunker oil price fluctuation on maritime freight hiring/supply and, consequently, reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to bunker oil prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to bunker oil prices changes.

							Financial settlement		Fair value
	Notional (ton)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	June 30, 2016	December 31, 2015	Sold	(US$/ton)	June 30, 2016	December 31, 2015	June 30, 2016	June 30, 2016	2016

Bunker Oil protection
Forwards	705,000	1,867,500	B	511	(180)	(577)	(331)	8	(180)
Call options	1,080,000	2,041,500	B	380	1.86	0.02	—	0.77	1.86
Put options	1,080,000	2,041,500	S	300	(57)	(297)	(145)	9	(57)
Total					(235)	(873)			(235)

As at June 30, 2016 and December 31, 2015, excludes US$79 and US$102, respectively, of transactions in which the financial settlement occurs subsequently of the closing month.

(ii)   Protection programs for base metals raw materials and products

In the operational protection program for nickel sales at fixed prices, derivatives transactions were implemented to convert into floating prices the contracts with clients that required a fixed price, in order to keep nickel revenues exposed to nickel price fluctuations. Those operations are usually implemented through the purchase of nickel forwards.

In the operational protection program for the purchase of raw materials and products, derivatives transactions were implemented, usually through the sale of nickel and copper forward or futures, in order to reduce the mismatch between the pricing period of purchases (concentrate, cathode, sinter, scrap and others) and the pricing period of the final product sales to the clients.

The derivative transactions are negotiated at London Metal Exchange or over-the-counter and the protected item is part of Vale’s revenues and costs linked to nickel and copper prices. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to nickel and copper prices changes.

							Financial settlement
	Notional (ton)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2016	December 31, 2015	Sold	(US$/ton)	June 30, 2016	December 31, 2015	June 30, 2016	June 30, 2016	2016	2017	2018

Fixed price sales protection
Nickel forwards	14,545	16,917	B	10,429	(13)	(46)	(28)	4	(9)	(5)	1

Raw material purchase protection
Nickel forwards	178	118	S	8,813	(0.11)	0.10	0.10	0.05	(0.11)	—	—
Copper forwards	581	385	S	4,774	(0.04)	0.09	0.08	0.06	(0.04)	—	—
Total					(0.15)	0.19			(0.15)	—	—

c)                            Silver Wheaton Corp. warrants

The company owns warrants of Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants configure American call options and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury.

							Financial settlement		Fair value
	Notional (quantity)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	June 30, 2016	December 31, 2015	Sold	(US$/share)	June 30, 2016	December 31, 2015	June 30, 2016	June 30, 2016	2023

Call options	10,000,000	10,000,000	B	65	36	7	—	6	36

d)                           Call options from debentures

The company has debentures in which lenders (related parties) have call options of a specified quantity of Ferrovia Norte Sul ordinary shares, later changed to VLI SA shares. The call option’s strike price is given by the debentures’ remaining notional in each exercise date.

							Financial settlement		Fair value
	Notional (quantity)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	June 30, 2016	December 31, 2015	Sold	(R$/share)	June 30, 2016	December 31, 2015	June 30, 2016	June 30, 2016	2027

Call options	140,239	140,239	S	8,570	(43)	(39)	—	3	(43)

e)                            Options related to Minerações Brasileiras Reunidas S.A. (“MBR”) shares

The Company entered into a contract that has options related to MBR shares. Under certain restrictions and contingent conditions, which are beyond the holder’s control, such as illegality due to changes in the law, the contract has a clause that gives the holders (related parties) the right to sell back its stake to the Company. It this case, the Company could settle through cash or shares. On the other hand, the Company has the right to buy back this non-controlling interest in the subsidiary.

							Financial settlement		Fair value
	Notional (quantity, in millions)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	June 30, 2016	December 31, 2015	Sold	(R$/share)	June 30, 2016	December 31, 2015	June 30, 2016	June 30, 2016	2016+

Options	2,139	2,139	B/S	1.9	125	15	—	9	125

f)                             Embedded derivatives in commercial contracts

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

							Financial settlement		Fair value
	Notional (ton)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	by year
Flow	June 30, 2016	December 31, 2015	Sold	(US$/ton)	June 30, 2016	December 31, 2015	June 30, 2016	June 30, 2016	2016

Nickel forwards	4,983	3,877	S	8,543	(0.3)	3.0			(0.7)
Copper forwards	3,937	5,939	S	4,653	(0.4)	2.0			0.3
Total					(0.7)	5.0	—	1.8	(0.3)

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

							Financial settlement
	Notional (volume/month)		Bought /	Average strike	Fair value		Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2016	December 31, 2015	Sold	(US$/ton)	June 30, 2016	December 31, 2015	June 30, 2016	June 30, 2016	2016	2017	2018+
Call options	746,667	746,667	S	179	(1.3)	—	—	0.8	(0.0)	(0.0)	(1.3)

g)                           Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

•   Scenario I: fair value calculation considering market prices as of June 30, 2016

•   Scenario II: fair value estimated considering a 25% deterioration in the associated risk variables

•   Scenario III: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument’s main risk events	Scenario I	Scenario II	Scenario III

CDI vs. US$ fixed rate swap	R$ depreciation	(540)	(1.158)	(1.776)
	US$ interest rate inside Brazil decrease	(540)	(551)	(563)
	Brazilian interest rate increase	(540)	(543)	(545)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

TJLP vs. US$ fixed rate swap	R$ depreciation	(669)	(1.214)	(1.758)
	US$ interest rate inside Brazil decrease	(669)	(703)	(740)
	Brazilian interest rate increase	(669)	(741)	(805)
	TJLP interest rate decrease	(669)	(717)	(766)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

TJLP vs. US$ floating rate swap	R$ depreciation	(51)	(84)	(118)
	US$ interest rate inside Brazil decrease	(51)	(54)	(57)
	Brazilian interest rate increase	(51)	(56)	(60)
	TJLP interest rate decrease	(51)	(54)	(58)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(31)	(130)	(229)
	US$ interest rate inside Brazil decrease	(31)	(45)	(61)
	Brazilian interest rate increase	(31)	(63)	(90)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

IPCA vs. US$ fixed rate swap	R$ depreciation	(56)	(171)	(287)
	US$ interest rate inside Brazil decrease	(56)	(64)	(74)
	Brazilian interest rate increase	(56)	(88)	(116)
	IPCA index decrease	(56)	(72)	(87)
Protected item: R$ denominated debt	R$ depreciation	n.a.	—	—

IPCA vs. CDI swap	Brazilian interest rate increase	16	(34)	(77)
	IPCA index decrease	16	(9)	(33)
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	9	33

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(39)	(213)	(388)
	Euribor increase	(39)	(43)	(48)
	US$ Libor decrease	(39)	(51)	(63)
Protected item: EUR denominated debt	EUR depreciation	n.a.	213	388

EUR Forward	EUR depreciation	(12)	(151)	(290)
	Euribor increase	(12)	(13)	(13)
	US$ Libor decrease	(12)	(13)	(14)
Protected item: EUR denominated debt	EUR depreciation	n.a.	151	(290)

Instrument	Instrument’s main risk events	Scenario I	Scenario II	Scenario III

Bunker Oil protection
Forwards and options	Bunker Oil price decrease	(235)	(340)	(453)
Protected item: Part of costs linked to bunker oil prices	Bunker Oil price decrease	n.a.	340	453

Nickel sales fixed price protection
Forwards	Nickel price decrease	(13)	(48)	(82)
Protected item: Part of nickel revenues with fixed prices	Nickel price fluctuation	n.a.	48	82

Purchase protection program
Nickel forwards	Nickel price increase	(0,1)	(0,5)	(0,9)
Protected item: Part of costs linked to nickel prices	Nickel price increase	n.a.	0,5	0,9

Copper forwards	Copper price increase	(0,0)	(0,7)	(1,5)
Protected item: Part of costs linked to copper prices	Copper price increase	n.a.	0,7	1,5

SLW warrants	SLW stock price decrease	36	5	(21)

VLI call options	VLI stock value increase	(43)	(69)	(95)

Options regarding non-controlling interest in subsidiary	Subsidiary stock value decrease	125	48	(10)

Instrument	Main risks	Scenario I	Scenario II	Scenario III

Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	(0,3)	(11,4)	(22,5)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	(0,4)	(5,0)	(9,5)
Embedded derivatives - Gas purchase	Pellet price increase	(1,3)	(2,6)	(4,6)

h)                           Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency published by agencies Moody’s and S&P regarding the main financial institutions that we had outstanding positions as of June 30, 2016.

Long term ratings by counterparty	Moody’s	S&P
ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Bradesco	Ba3	BB
Banco de Credito del Peru	Baa1	BBB
Banco do Brasil	Ba3	BB
Banco do Nordeste	Ba3	BB
Banco Safra	Ba3	BB
Banco Santander	Ba3	BB
Banco Votorantim	Ba3	BB
Bank of America	Baa1	BBB+
Bank of Nova Scotia	Aa3	A+
Bank of Tokyo Mitsubishi UFJ	A1	A
Banpara	Ba3	BB-
Barclays	Baa3	BBB
BBVA	A3	BBB+
BNP Paribas	A1	A
BTG Pactual	Ba3	B+
Caixa Economica Federal	Ba3	BB
Citigroup	Baa1	BBB+
Credit Agricole	A2	A
Deutsche Bank	A3	BBB+
Goldman Sachs	A3	BBB+
HSBC	A1	A
Intesa Sanpaolo Spa	A3	BBB-
Itau Unibanco	Ba3	BB
JP Morgan Chase & Co	A3	A-
Macquarie Group Ltd	A3	BBB
Morgan Stanley	A3	BBB+
National Australia Bank NAB	Aa2	AA-
Royal Bank of Canada	Aa3	AA-
Societe Generale	A2	A
Standard Bank Group	Baa3	—
Standard Chartered	A1	BBB+

i)                              Market curves

The curves used on the pricing of derivatives instruments were developed based on data from BM&F Bovespa, Central Bank of Brazil, London Metals Exchange and Bloomberg.

(i)       Products

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	9,415	DEC16	9,488	JUN17	9,556
JUL16	9,416	JAN17	9,502	JUN18	9,671
AUG16	9,433	FEB17	9,515	JUN19	9,773
SEP16	9,447	MAR17	9,527	JUN20	9,860
OCT16	9,462	APR17	9,536
NOV16	9,476	MAY17	9,547

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	2.20	DEC16	2.20	JUN17	2.20
JUL16	2.20	JAN17	2.20	JUN18	2.22
AUG16	2.20	FEB17	2.20	JUN19	2.22
SEP16	2.20	MAR17	2.20	JUN20	2.24
OCT16	2.20	APR17	2.20
NOV16	2.20	MAY17	2.20

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	257	DEC16	253	JUN17	263
JUL16	254	JAN17	255	JUN18	281
AUG16	250	FEB17	257	JUN19	295
SEP16	250	MAR17	259	JUN20	310
OCT16	250	APR17	260
NOV16	252	MAY17	262

(ii)   Foreign exchange and interest rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/16	3.54	06/01/17	2.80	10/01/19	3.52
09/01/16	3.12	07/03/17	2.80	01/02/20	3.67
10/03/16	2.90	10/02/17	2.89	04/01/20	3.72
11/01/16	2.80	01/02/18	2.96	07/01/20	3.86
12/01/16	2.72	04/02/18	3.03	10/01/20	4.03
01/02/17	2.69	07/02/18	3.10	01/04/21	4.14
02/01/17	2.69	10/01/18	3.21	04/01/21	4.25
03/01/17	2.71	01/02/19	3.28	07/01/21	4.35
04/03/17	2.73	04/01/19	3.39	01/03/22	4.63
05/02/17	2.77	07/01/19	3.46	01/02/23	5.09

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.47	6M	0.67	11M	0.68
2M	0.55	7M	0.67	12M	0.68
3M	0.65	8M	0.67	2Y	0.74
4M	0.66	9M	0.68	3Y	0.81
5M	0.67	10M	0.68	4Y	0.90

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/16	7.50	06/01/17	7.50	10/01/19	7.50
09/01/16	7.50	07/03/17	7.50	01/02/20	7.50
10/03/16	7.50	10/02/17	7.50	04/01/20	7.50
11/01/16	7.50	01/02/18	7.50	07/01/20	7.50
12/01/16	7.50	04/02/18	7.50	10/01/20	7.50
01/02/17	7.50	07/02/18	7.50	01/04/21	7.50
02/01/17	7.50	10/01/18	7.50	04/01/21	7.50
03/01/17	7.50	01/02/19	7.50	07/01/21	7.50
04/03/17	7.50	04/01/19	7.50	01/03/22	7.50
05/02/17	7.50	07/01/19	7.50	01/02/23	7.50

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/16	14.11	06/01/17	13.43	10/01/19	12.30
09/01/16	14.11	07/03/17	13.34	01/02/20	12.24
10/03/16	14.10	10/02/17	13.11	04/01/20	12.22
11/01/16	14.06	01/02/18	12.88	07/01/20	12.21
12/01/16	14.03	04/02/18	12.74	10/01/20	12.20
01/02/17	13.92	07/02/18	12.61	01/04/21	12.15
02/01/17	13.80	10/01/18	12.53	04/01/21	12.16
03/01/17	13.72	01/02/19	12.41	07/01/21	12.16
04/03/17	13.64	04/01/19	12.35	01/03/22	12.17
05/02/17	13.55	07/01/19	12.33	01/02/23	12.24

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
08/01/16	6.93	06/01/17	6.29	10/01/19	5.48
09/01/16	6.93	07/03/17	6.21	01/02/20	5.43
10/03/16	6.93	10/02/17	6.12	04/01/20	5.42
11/01/16	6.88	01/02/18	5.98	07/01/20	5.42
12/01/16	6.86	04/02/18	5.87	10/01/20	5.43
01/02/17	6.76	07/02/18	5.76	01/04/21	5.39
02/01/17	6.64	10/01/18	5.68	04/01/21	5.41
03/01/17	6.56	01/02/19	5.57	07/01/21	5.43
04/03/17	6.49	04/01/19	5.51	01/03/22	5.47
05/02/17	6.41	07/01/19	5.50	01/02/23	5.60

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	-0.36	6M	-0.23	11M	-0.20
2M	-0.32	7M	-0.22	12M	-0.20
3M	-0.29	8M	-0.21	2Y	-0.07
4M	-0.26	9M	-0.21	3Y	-0.03
5M	-0.24	10M	-0.20	4Y	-0.01

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.88	6M	1.01	11M	0.88
2M	0.88	7M	0.97	12M	0.87
3M	0.88	8M	0.94	2Y	0.86
4M	0.94	9M	0.92	3Y	0.88
5M	0.98	10M	0.90	4Y	0.90

Currencies - Ending rates

CAD/US$	0.7682	US$/BRL	3.2098	EUR/US$	1.1103

20.                               Stockholders’ equity

a)        Share capital

At June 30, 2016 and December 31, 2015, the share capital was US$61,614 corresponding to 5,244,316,120 shares issued and fully paid without par value.

	June 30, 2016
	ON	PNA	Total
Stockholders
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	789,507,484	657,055,684	1,446,563,168
FMP - FGTS	76,647,018	—	76,647,018
PIBB - BNDES	1,185,752	1,028,029	2,213,781
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	268,445,614	730,516,782	998,962,396
Institutional investors	85,718,256	120,989,909	206,708,165
Retail investors in Brazil	41,334,949	371,606,238	412,941,187
Shares outstanding	3,185,653,000	1,967,721,926	5,153,374,926
Shares in treasury	31,535,402	59,405,792	90,941,194
Total issued shares	3,217,188,402	2,027,127,718	5,244,316,120

Amounts per class of shares (in millions)	38,525	23,089	61,614

Total authorized shares	3,600,000,000	7,200,000,000	10,800,000,000

b)        Basic and diluted earnings per share

Basic and diluted earnings per share are as follows:

	Three-months period ended June 30		Six-months period ended June 30
	2016	2015	2016	2015
Net income (loss) attributable to Vale’s stockholders	1,106	1,675	2,882	(1,443)

Basic and diluted earnings per share:
Income (loss) available to preferred stockholders	422	640	1,100	(551)
Income (loss) available to common stockholders	684	1,035	1,782	(892)
Total	1,106	1,675	2,882	(1,443)
Thousands of shares
Weighted average number of shares outstanding - preferred shares	1,967,722	1,967,722	1,967,722	1,967,722
Weighted average number of shares outstanding - common shares	3,185,653	3,185,653	3,185,653	3,185,653
Total	5,153,375	5,153,375	5,153,375	5,153,375

Basic and diluted earnings per share
Preferred share	0.21	0.33	0.56	(0.28)
Common share	0.21	0.33	0.56	(0.28)

21.                               Costs and expenses by nature

a)        Cost of goods sold and services rendered

	Three-months period ended June 30		Six-months period ended June 30
	2016	2015	2016	2015

Personnel	595	631	1,100	1,173
Materials and services	1,150	987	1,938	1,974
Fuel oil and gas	317	352	624	659
Maintenance	655	689	1,276	1,343
Energy	191	172	353	313
Acquisition of products	146	251	229	505
Depreciation and depletion	866	882	1,676	1,793
Freight	611	855	1,111	1,626
Others	264	367	737	968
Total	4,795	5,186	9,044	10,354

Cost of goods sold	4,680	5,047	8,822	10,069
Cost of services rendered	115	139	222	285
Total	4,795	5,186	9,044	10,354

b)        Selling and administrative expenses

	Three-months period ended June 30		Six-months period ended June 30
	2016	2015	2016	2015
Personnel	58	74	109	156
Services (consulting, infrastructure and others)	18	26	34	54
Advertising and publicity	2	3	3	6
Depreciation and amortization	33	34	56	64
Travel expenses	2	3	3	6
Taxes and rents	3	4	7	10
Others	24	15	47	58
Total	140	159	259	354

c)         Others operational expenses (incomes), net

	Three-months period ended June 30		Six-months period ended June 30
	2016	2015	2016	2015
Provision for litigation	63	41	94	24
Provision for loss with VAT credits (ICMS)	5	61	35	102
Provision (reversals) for disposal of materials and inventories	(6)	31	(77)	94
Gold stream transaction	—	—	—	(230)
Insurance and externalities	33	7	53	20
Result on sale or disposal of property, plant and equipment and intangible	30	(15)	39	—
Others	35	78	51	147
Total	160	203	195	157

22.                               Financial result

	Three-months period ended June 30		Six-months period ended June 30
	2016	2015	2016	2015
Financial expenses
Loans and borrowings gross interest	(452)	(405)	(864)	(796)
Capitalized loans and borrowing costs	213	177	390	373
Labor, tax and civil lawsuits	—	(17)	(21)	(50)
Derivative financial instruments	(166)	(87)	(224)	(1,427)
Indexation and exchange rate variation (a)	(1,055)	(637)	(2,225)	(5,938)
Participative stockholders’ debentures	(86)	361	(202)	636
Expenses of REFIS	(129)	(144)	(244)	(288)
Others	(157)	(187)	(300)	(307)
	(1,832)	(939)	(3,690)	(7,797)
Financial income
Short-term investments	27	21	69	47
Derivative financial instruments	925	322	1,423	322
Indexation and exchange rate variation (b)	2,964	1,119	5,689	3,401
Others	7	9	25	49
	3,923	1,471	7,206	3,819
Financial results, net	2,091	532	3,516	(3,978)

Summary of indexation and exchange rate variation
Loans and borrowings	2,781	897	3,571	(4,117)
Others	(872)	(415)	(107)	1,580
Net (a) + (b)	1,909	482	3,464	(2,537)

23.                               Commitments

a)        Base metals operations

In December 2015, the put option related to the dilution of Sumic Nickel Netherland B.V. (“Sumic”) interest in Vale Nouvelle-Calédonie S.A.S. (“VNC”) was automatically triggered.

In March 2016, Vale Canada Limited purchased the equity interest held by Sumic in VNC for US$135.

b)             Operating lease and purchase obligations

The future payment commitments for operating lease and purchase obligations are as follows:

2016	46
2017	53
2018	56
2019	48
2020 and thereafter	50
Total minimum payments required	253

c)         Guarantees provided

As of June 30, 2016, corporate guarantees provided by Vale (within the limit of its direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. totaled US$350 and US$1,317, respectively.

24.                               Related parties

Transactions with related parties are made by the Company at arm´s-length, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale enters into contracts with related parties (associates, joint ventures and stockholders), related to the sale and purchase of products and services, loans, derivatives, leasing of assets, sale of raw material and railway transportation services.

The balances of these related party transactions and their effects on the financial statements are as follows:

	Assets
	June 30, 2016				December 31, 2015
	Cash and cash equivalents	Derivative financial instruments	Accounts receivable	Related parties	Cash and cash equivalents	Derivative financial instruments	Accounts receivable	Related parties
Banco Bradesco S.A.	49	334	—	—	37	66	—	—
Banco do Brasil S.A.	162	39	—	—	395	16	—	—
Companhia Coreano-Brasileira de Pelotização	—	—	—	14	—	—	—	6
Companhia Hispano-Brasileira de Pelotização	—	—	2	—	—	—	1	4
Companhia Ítalo-Brasileira de Pelotização	—	—	—	—	—	—	—	8
Companhia Nipo-Brasileira de Pelotização	—	—	—	22	—	—	—	9
Companhia Siderúrgica do Pecem	—	—	25	—	—	—	—	—
Consórcio de Rebocadores da Baia de São Marcos	—	—	12	—	—	—	15	—
Ferrovia Norte Sul S.A.	—	—	8	—	—	—	3	—
Mitsui & Co., Ltd.	—	—	3	—	—	—	1	—
MRS Logística S.A.	—	—	—	19	—	—	—	17
VLI Multimodal S.A.	—	—	5	—	—	—	9	—
VLI Operações Portuárias S.A.	—	—	13	—	—	—	25	—
VLI S.A.	—	—	—	12	—	—	—	10
Others	—	—	18	4	—	—	24	17
Total	211	373	86	71	432	82	78	71

	Liabilities
	June 30, 2016				December 31, 2015
	Derivative financial instruments	Others liabilities	Related parties	Loans and borrowings	Derivative financial instruments	Others liabilities	Related parties	Loans and borrowings
Aliança Geração de Energia S.A.	—	12	54	—	—	11	—	—
Banco Bradesco S.A.	342	132	—	175	205	54	—	370
Banco do Brasil S.A.	207	—	—	2.952	250	—	—	2.625
Banco Nacional de Desenvolvimento Econômico e Social	43	—	—	4.658	39	—	—	4.066
Baovale Mineração S.A.	—	18	—	—	—	8	—	—
BNDES Participações S.A.	—	—	—	436	—	—	—	371
Companhia Coreano-Brasileira de Pelotização	—	67	34	—	—	4	70	—
Companhia Hispano-Brasileira de Pelotização	—	23	21	—	—	37	7	—
Companhia Ítalo-Brasileira de Pelotização	—	22	50	—	—	3	64	—
Companhia Nipo-Brasileira de Pelotização	—	65	65	—	—	9	112	—
Consórcio de Rebocadores da Baía de São Marcos	—	—	—	—	—	8	—	—
Ferrovia Centro-Atlântica S.A.	—	—	83	—	—	—	68	—
Mitsui & Co., Ltd.	—	13	—	—	—	11	—	—
MRS Logística S.A.	—	11	—	—	—	23	—	—
Sumic Nickel Netherland B.V	—	—	362	—	—	—	352	—
VLI S.A.	—	1	68	—	—	—	—	—
Others	—	2	7	—	—	22	15	—
Total	592	366	744	8.221	494	190	688	7.432

	Three-months period ended June 30
	2016			2015
	Net operating revenue	Costs and expenses	Financial result	Net operating revenue	Costs and expenses	Financial result
Banco Bradesco S.A. (i)	—	—	152	—	—	10
Banco do Brasil S.A. (i)	—	—	(46)	—	—	12
Baovale Mineração S.A.	—	(5)	—	—	(15)	—
BNDES (i)	—	—	(105)	—	—	(19)
BNDES Participações S.A. (i)	—	—	(14)	—	—	(1)
Companhia Coreano-Brasileira de Pelotização	—	(18)	—	—	(19)	—
Companhia Hispano-Brasileira de Pelotização	—	(9)	—	—	(9)	—
Companhia Ítalo-Brasileira de Pelotização	—	(12)	—	—	(14)	—
Companhia Nipo-Brasileira de Pelotização	—	(20)	—	—	(25)	—
Companhia Siderúrgica do Atlântico	—	(6)	—	—	—	—
Companhia Siderúrgica do Pecem	15	—	—	—	—	—
Ferrovia Centro Atlântica S.A.	11	(7)	—	12	(9)	—
Ferrovia Norte Sul S.A.	6	—	—	—	—	—
Mitsui & Co., Ltd.	42	—	—	50	—	—
MRS Logística S.A.	—	(139)	—	—	(141)	—
Samarco Mineração S.A.	—	—	—	58	—	—
VLI Operações Portuárias S.A.	39	(3)	—	—	—	—
VLI S.A.	32	—	—	68	—	—
Others	1	(8)	—	12	(12)	(2)
Total	146	(227)	(13)	200	(244)	—

	Six-months period ended June 30
	2016			2015
	Net operating revenue	Costs and expenses	Financial result	Net operating revenue	Costs and expenses	Financial result
Banco Bradesco S.A. (i)	—	—	134	—	—	(74)
Banco do Brasil S.A. (i)	—	—	(82)	—	—	(123)
Baovale Mineração S.A.	—	(8)		—	(20)	—
BNDES (i)	—	—	(151)	—	—	(36)
BNDES Participações S.A. (i)	—	—	(20)	—	—	(11)
Companhia Coreano-Brasileira de Pelotização	—	(35)	—	—	(34)	—
Companhia Hispano-Brasileira de Pelotização	—	(19)	—	—	(21)	—
Companhia Ítalo-Brasileira de Pelotização	—	(22)	—	—	(28)	—
Companhia Nipo-Brasileira de Pelotização	—	(52)	—	—	(50)	—
Companhia Siderúrgica do Atlântico	—	(6)	—	—	—	—
Companhia Siderúrgica do Pecem	32	—	—	—	—	—
Ferrovia Centro Atlântica S.A.	19	(12)	—	24	(21)	—
Ferrovia Norte Sul S.A.	11	—	—	—	—	—
Mitsui & Co., Ltd.	62	—	—	109	—	—
MRS Logística S.A.	—	(202)	—	—	(260)	—
Samarco Mineração S.A.	—	—	—	89	—	—
VLI Operações Portuárias S.A.	68	(3)	—	—	—	—
VLI S.A.	59	—	—	130	—	—
Others	10	(18)	—	33	(24)	1
Total	261	(377)	(119)	385	(458)	(243)

(i) Does not include exchange rate variation.

Members of the Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors

Gueitiro Matsuo Genso	Governance and Sustainability Committee
Chairman	Fernando Jorge Buso Gomes
Eduardo de Oliveira Rodrigues Filho
Sérgio Alexandre Figueiredo Clemente	Ricardo Rodrigues Morgado
Vice-President	Ricardo Simonsen

Dan Antonio Marinho Conrado	Fiscal Council
Marcel Juviniano Barros
Fernando Jorge Buso Gomes	Marcelo Amaral Moraes
Motomu Takahashi	Chairman
Oscar Augusto de Camargo Filho
Lucio Azevedo	Paulo José dos Reis Souza
Alberto Guth	Sandro Kohler Marcondes
Aníbal Moreira dos Santos
Alternate	Raphael Manhães Martins
Gilberto Antonio Vieira	Marcelo Amaral Moraes
Moacir Nachbar Junior
Arthur Prado Silva	Alternate
Francisco Ferreira Alexandre	Paula Bicudo de Castro Magalhães
Robson Rocha	Sergio Mamede Rosa do Nascimento
Luiz Mauricio Leuzinger	Oswaldo Mário Pego de Amorim Azevedo
Yoshitomo Nishimitsu	Julio Sergio de Souza Cardozo
Eduardo de Oliveira Rodrigues Filho
Victor Guilherme Tito	Executive Officers
Carlos Roberto de Assis Ferreira
Marcelo Gasparino	Murilo Pinto de Oliveira Ferreira
Chief Executive Officer

Advisory Committees of the Board of Directors	Vania Lucia Chaves Somavilla
Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)
Controlling Committee
Eduardo Cesar Pasa	Luciano Siani Pires
Moacir Nachbar Junior	Executive Officer (Finance and Investors Relations)
Oswaldo Mário Pego de Amorim Azevedo
Marcos Paulo Pereira da Silva	Roger Allan Downey
Executive Officer (Fertilizers, Coal and Strategy)
Executive Development Committee
Oscar Augusto de Camargo Filho	Gerd Peter Poppinga
Marcel Juviniano Barros	Executive Officer (Ferrous)
Fernando Jorge Buso Gomes
Tatiana Boavista Barros Heil	Galib Abrahão Chaim
Executive Officer (Capital Projects Implementation)
Strategic Committee
Murilo Pinto de Oliveira Ferreira	Humberto Ramos de Freitas
Gueitiro Matsuo Genso	Executive Officer (Logistics and Mineral Research)
Luiz Carlos Trabuco Cappi
Oscar Augusto de Camargo Filho	Jennifer Anne Maki
Executive Officer (Base Metals)
Finance Committee
Gilmar Dalilo Cezar Wanderley
Fernando Jorge Buso Gomes	Rogerio Nogueira
Eduardo de Oliveira Rodrigues Filho	Global Controller Director
Tatiana Boavista Barros Heil
Murilo Muller
Controllership Director

Dioni Brasil
Accounting Manager
TC-CRC-RJ 083305/O-8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Andre Figueiredo
Date: July 28, 2016		Andre Figueiredo
Director of Investor Relations